=============================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                 SCHEDULE 13D
                Under the Securities and Exchange Act of 2234

                             (Amendment No. 3)


                        Advanced Medical Optics, Inc.
               ------------------------------------------------
                               (Name of Issuer)

                    Common Stock, $0.01 par value per share
                ------------------------------------------------
                        (Title of Class of Securities)

                                  00763M108
                ------------------------------------------------
                               (CUSIP Number)

                           Allison Bennington, Esq.
                              ValueAct Capital
                       435 Pacific Avenue, Fourth Floor
                          San Francisco, CA  94133
                               (415) 362-3700
                ------------------------------------------------
                 (Name, address and telephone number of Person
                Authorized to Receive Notices and Communications)

                         Christopher G. Karras, Esq.
                                 Dechert LLP
                                  Cira Centre
                                2929 Arch Street
                          Philadelphia, PA 19104-2808
                                (215) 994-4000

                                  July 10, 2007
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 2234 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
=============================================================================

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 00763M108                                             Page 2 of 22
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Master Fund, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS (See Instructions)*

   WC*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   British Virgin Islands
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         7,908,832**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        7,908,832**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,908,832**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   13.2%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 00763M108                                             Page 3 of 22
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Master Fund III, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS (See Instructions)*

   WC*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   British Virgin Islands
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         902,803**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        902,803**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    902,803**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   1.5%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 00763M108                                             Page 4 of 22
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   VA Partners, L.L.C.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         7,908,832**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        7,908,832**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,908,832**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    13.2%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 00763M108                                             Page 5 of 22
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   VA Partners III, L.L.C.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         902,803**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        902,803**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    902,803**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.5%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 00763M108                                             Page 6 of 22
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Management, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         8,811,635**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        8,811,635**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    8,811,635**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.7%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 00763M108                                             Page 7 of 22
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Management, LLC
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         8,811,635**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        8,811,635**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    8,811,635**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.7%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 00763M108                                             Page 8 of 22
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   Jeffrey W. Ubben
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

---------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         8,811,635**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        8,811,635**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    8,811,635**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.7%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 00763M108                                             Page 9 of 22
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   George F. Hamel, Jr.
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
-----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES          8.  SHARED VOTING POWER
   BENEFICIALLY         8,811,635**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH     9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        8,811,635**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    8,811,635**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.7%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 00763M108                                             Page 10 of 22
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   Peter H. Kamin
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
---------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         8,811,635**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        8,811,635**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    8,811,635**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.7%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

--------------------------                          -------------------------
CUSIP NO. 00763M108                                             Page 11 of 22
-----------------------------------------------------------------------------
THE PURPOSE OF THIS AMENDMENT NO. 3 TO SCHEDULE 13D IS TO AMEND THE
OWNERSHIP REPORTS OF THE REPORTING PERSONS AND TO AMEND THE PURPOSE
OF TRANSACTION SECTION. THE INFORMATION BELOW SUPPLEMENTS THE INFORMATION PREVIOUSLY PROVIDED.

Item 1.     Security and Issuer

       This Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Advanced Medical Optics, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1700 E. St. Andrew Place, Santa Ana, California 92705.

Item 2.     Identity and Background

      This statement is filed jointly by (a) ValueAct Capital Master Fund, L.P. ("ValueAct Master Fund"), (b) ValueAct Capital Master Fund III, L.P. ("ValueAct Master Fund III"), (c) VA Partners, LLC ("VA Partners"), (d) VA Partners III, LLC ("VA Partners III"), (e) ValueAct Capital Management, L.P. ("ValueAct Management L.P."), (f) ValueAct Capital Management, LLC ("ValueAct Management LLC"), (g) Jeffrey W. Ubben, (h) George F. Hamel, Jr. and (i) Peter H. Kamin (collectively, the "Reporting Persons").

      ValueAct Master Fund and ValueAct Master Fund III are limited partnerships organized under the laws of the British Virgin Islands. Each has a principal business address of 435 Pacific Avenue, Fourth Floor, San Francisco, CA 94133.

      VA Partners is a Delaware limited liability company, the principal business of which is to serve as the General Partner to ValueAct Master Fund. VA Partners III is a Delaware limited liability company, the principal business of which is to serve as the General Partner to ValueAct Master Fund
III. Each has a principal business address of 435 Pacific Avenue, Fourth Floor, San Francisco, CA 94133.

      ValueAct Management L.P. is a Delaware limited partnership which renders management services to ValueAct Master Fund and ValueAct Master Fund
III. ValueAct Management LLC is a Delaware limited liability company, the principal business of which is to serve as the General Partner to ValueAct Management L.P. Each has a principal business address of 435 Pacific Avenue, Fourth Floor, San Francisco, CA 94133.

      (a), (b) and (c). Messrs. Ubben, Hamel and Kamin are each managing members, principal owners and controlling persons of VA Partners, VA Partners III and ValueAct Management LLC, and such activities constitute their principal occupations. Such individuals are sometimes collectively referred to herein as the "Managing Members" or individually as a "Managing Member". Each Managing Member is a United States citizen and has a principal business address of 435 Pacific Avenue, Fourth Floor, San Francisco, CA 94133.

      (d) and (e). None of the entities or persons identified in this Item 2 has during the past five years been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

--------------------------                          -------------------------
CUSIP NO. 00763M108                                             Page 12 of 22
-----------------------------------------------------------------------------

Item 3.     Source and Amount of Funds or Other Consideration

           The source of funds used for the purchase of the Issuer's securities was the working capital of ValueAct Master Fund and ValueAct Master Fund III. The aggregate funds used by these Reporting Persons to make the purchases reported in Item 5(c) below were $39,772,800 and $4,419,200.

Item 4.     Purpose of Transaction

      On July 10, 2007, the Reporting Persons sent a letter (the "Letter") to Mr. James V. Mazzo, the Chairman of the Board of Directors, President and Chief Executive Officer of the Issuer, expressing the Reporting Persons' objections to the Issuer's proposed acquisition of Bausch & Lomb Incorporated. The Letter states that the proposed acquisition would reduce shareholder returns, presents substantial execution risk and is fundamentally ill advised. The Letter also states that the Reporting Persons intend to vote their shares against the proposed acquisition. A copy of the Letter is attached as Exhibit 2 to this report and is incorporated herein by reference.

      The Reporting Persons have acquired the Issuer's Common Stock for investment purposes, and such purchases have been made in the Reporting Persons' ordinary course of business.

      In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Common Stock, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons' modifying their ownership of Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

      The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs
(a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all the Common Stock beneficially owned by them, in the public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

--------------------------                          -------------------------
CUSIP NO. 00763M108                                             Page 13 of 22
-----------------------------------------------------------------------------

Item 5.		Interest in Securities of the Issuer

(a) and (b). Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2. Shares reported as beneficially owned by ValueAct Master Fund and ValueAct Master Fund III are also reported as beneficially owned by (i) ValueAct Management L.P. as the manager of each such investment partnership, (ii) ValueAct Management LLC, as General Partner of ValueAct Management L.P. and (iii) the Managing Members as controlling persons of VA Partners, VA Partners III and ValueAct Management LLC. Shares reported as beneficially owned by ValueAct Master Fund are also reported as beneficially owned by VA Partners, as General Partner of ValueAct Master Fund. Shares reported as beneficially owned by ValueAct Master Fund III are also reported as beneficially owned by VA Partners III, as General Partner of ValueAct Master Fund III. VA Partners, VA Partners III, ValueAct Management LLC and the Managing Members also, directly or indirectly, may own interests in one or more than one of the partnerships from time to time. Unless otherwise indicated below, by reason of such relationships each of the ValueAct Master Fund and ValueAct Master Fund III is reported as having shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, such shares of Common Stock, with VA Partners (only with respect to ValueAct Master
Fund), VA Partners III (only with respect to ValueAct Master Fund III), ValueAct Management L.P., ValueAct Management LLC and the Managing Members.

        As of the date hereof, ValueAct Master Fund is the beneficial owner of 7,908,832 shares of Common Stock, representing approximately 13.2% of the Issuer's outstanding Common Stock (which shares may also be deemed to be beneficially owned by VA Partners). As of the date hereof, ValueAct Master Fund III is the beneficial owner of 902,803 shares of Common Stock, representing 1.5% of the Issuer's outstanding Common Stock (which shares may also be deemed to be beneficially owned by VA Partners III).

        ValueAct Management L.P., ValueAct Management LLC and the Managing Members may each be deemed the beneficial owner of an aggregate of 8,811,635 shares of Common Stock, representing approximately 14.7% of the Issuer's outstanding Common Stock.

        All percentages set forth in this Schedule 13D are based upon the Issuer's reported 59,940,915 outstanding shares of Common Stock as reported in the Issuer's Form 10-Q for the quarterly period ended March 30, 2007.

        (c) Since the last filing the Reporting Persons purchased the following shares of Common Stock in the open market:

Reporting Person          Trade Date           Shares            Price/Share
----------------          ----------          ---------          -----------
ValueAct Master Fund      07/10/2007           180,000              34.77
                          07/10/2007           967,500              34.64


ValueAct Master Fund III  07/10/2007            20,000              34.77
                          07/10/2007           107,500              34.64

--------------------------                          -------------------------
CUSIP NO. 00763M108                                             Page 14 of 22
-----------------------------------------------------------------------------



         (d) and (e)  Not applicable.

--------------------------                          -------------------------
CUSIP NO. 00763M108                                             Page 15 of 22
-----------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

       Other than as described elsewhere in this Report and as previously reported, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Issuer's Common Stock which are required to be described hereunder.

Item 7.		Material to Be Filed as Exhibits

(1)	Joint Filing Agreement.

--------------------------                          -------------------------
CUSIP NO. 00763M108                                             Page 16 of 22
-----------------------------------------------------------------------------
                                  SIGNATURE
         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below on this Schedule 13D hereby constitutes and appoints Jeffrey W. Ubben, George F. Hamel, Jr. and Peter H. Kamin, and each of them, with full power to act without the other, his or its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or it and in his or its name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he or it might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                              ValueAct Capital Master Fund L.P., by
                              VA Partners, L.L.C., its General Partner

                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  July 10, 2007             George F. Hamel, Jr., Managing Member

                              ValueAct Capital Master Fund III L.P., by
                              VA Partners III, L.L.C., its General Partner

                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  July 10, 2007             George F. Hamel, Jr., Managing Member

                              VA Partners, L.L.C.

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  July 10, 2007             George F. Hamel, Jr., Managing Member


                              VA Partners III, L.L.C.

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  July 10, 2007             George F. Hamel, Jr., Managing Member

--------------------------                          -------------------------
CUSIP NO. 00763M108                                             Page 17 of 22
-----------------------------------------------------------------------------

                               ValueAct Capital Management, L.P., by
                               ValueAct Capital Management, LLC its
                               General Partner

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  July 10, 2007             George F. Hamel, Jr., Managing Member


                               ValueAct Capital Management, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  July 10, 2007             George F. Hamel, Jr., Managing Member


                              By:    /s/  Jeffrey W. Ubben
                                --------------------------------------
Dated:  July 10, 2007             Jeffrey W. Ubben, Managing Member


                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  July 10, 2007             George F. Hamel, Jr., Managing Member


                              By:    /s/  Peter H. Kamin
                                --------------------------------------
Dated:  July 10, 2007             Peter H. Kamin, Managing Member

--------------------------                          -------------------------
CUSIP NO. 00763M108                                             Page 18 of 22
-----------------------------------------------------------------------------
                                 Exhibit 1
                         JOINT FILING UNDERTAKING
The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of Advanced Medical Optics, Inc. is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 2234, as amended.

                              ValueAct Capital Master Fund L.P., by
                              VA Partners, L.L.C., its General Partner

                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  July 10, 2007             George F. Hamel, Jr., Managing Member

                              ValueAct Capital Master Fund III L.P., by
                              VA Partners III, L.L.C., its General Partner

                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  July 10, 2007             George F. Hamel, Jr., Managing Member

                              VA Partners, L.L.C.

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  July 10, 2007             George F. Hamel, Jr., Managing Member


                              VA Partners III, L.L.C.

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  July 10, 2007             George F. Hamel, Jr., Managing Member



                               ValueAct Capital Management, L.P.,
                               by, ValueAct Capital Management, LLC
                               its General Partner

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  July 10, 2007             George F. Hamel, Jr., Managing Member


                               ValueAct Capital Management, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  July 10, 2007             George F. Hamel, Jr., Managing Member

--------------------------                          -------------------------
CUSIP NO. 00763M108                                             Page 19 of 22
-----------------------------------------------------------------------------

                              By:    /s/  Jeffrey W. Ubben
                                --------------------------------------
Dated:  July 10, 2007             Jeffrey W. Ubben, Managing Member


                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  July 10, 2007             George F. Hamel, Jr., Managing Member


                              By:    /s/  Peter H. Kamin
                                --------------------------------------
Dated:  July 10, 2007             Peter H. Kamin, Managing Member

--------------------------                          -------------------------
CUSIP NO. 00763M108                                             Page 20 of 22
-----------------------------------------------------------------------------
                                 Exhibit 2


                                July 10, 2007


VIA EMAIL AND OVERNIGHT MAIL

James V. Mazzo
Chairman, President & CEO
Advanced Medical Optics
1700 E. St. Andrew Place
Santa Ana, CA 92705

Dear Jim:

ValueAct Capital ("ValueAct") now owns 8.8 million shares representing 14.7% of Advanced Medical Optics' ("AMO") common shares outstanding. I am writing to express ValueAct's opposition to AMO's proposed acquisition of Bausch & Lomb ("B&L"). I have copied B&L's board of directors on this letter so that they might consider our objection in evaluating AMO's offer. We understand that the proposed acquisition would require AMO shareholder approval. We intend to vote against the deal.

We believe an AMO acquisition of B&L would impair our expected risk-adjusted return as AMO shareholders. The proposed acquisition increases business risk by further concentrating AMO cash flows in a consumer contact lens and lens care business that is clearly prone to product recalls and that has a long-term demand profile that is much more questionable than that of AMO's surgical business. The required debt financing reduces the margin for error operationally and, together with the proposed issuance of collarless equity, subjects current shareholders to significant capital markets risk. Finally, the proposed transaction raises substantial regulatory risk which you have told us is the reason that you do not yet have a commitment from any private equity partners.

But most concerning to us is the execution risk of a B&L acquisition.
Against the backdrop of the Complete MoisturePlus recall and the integration of IntraLase, you are asking investors to believe that Randy and you can deliver on the synergies of integrating B&L, a company that is over twice the size of AMO (based on 2006 revenue), in what would be your most complicated acquisition to date. By your own admission this would be a stretch and would challenge already constrained management resources. In your July 5th press release, you stated that you intend to rely not on a strong management bench but on "a team of outside advisors?to complete a rapid and successful integration".

We might feel differently had you demonstrated an ability to deliver in the past, but a B&L acquisition in your hands is simply too big a leap of faith in light of your public track record. You have yet to stick to or deliver a single number to which you have initially guided investors for the years 2005 to 2008. The following table lays out the history:

--------------------------                          -------------------------
CUSIP NO. 00763M108                                             Page 21 of 22
-----------------------------------------------------------------------------


                                                       Pro Forma EPS

                                        2005                  2006                  2007               2008

Previous guidance                   $1.65 - $1.75         $2.20 - $2.30	           $2.65+          $2.25 - $2.40
Date issued                        October 21, 2004      February 8, 2005      July 20, 2005       Janary 8, 2007

Actual / most recent guidance          $1.48                $1.30            ($1.15) - ($0.95)     $1.55 - $1.75

% change based on mid-point           (12.9%)              (42.2%)                   -                (29.0%)

=============================================================================================================

In October 2004, you guided investors to $1.65 to $1.75 of next year pro
forma EPS.   Today, almost three years later, your next year guidance is
$1.55 to $1.75 ? more or less the same target. Is it a surprise that AMO's stock price is in the same spot? On a prospective basis you have held out the carrot of $2.25+ of pro forma EPS, a target which has perpetually been around the corner ? first in 2006, then pushed out to 2007, then pushed out to 2008, and now in 2009 at the earliest. Just as $2.25 of pro forma EPS have yet to materialize, real earnings have yet to materialize. From 2002 to 2006, cumulative one-time costs1 of $595 million have more than entirely offset cumulative operating profit2 of $445 million. How long will one-time acquisition and repositioning costs obfuscate the earnings power of the business? At some point you must execute on what you have and deliver on the promise. When you have yet to deliver actual earnings, it is unrealistic to ask us to believe you can execute an acquisition of the magnitude of B&L.

Our initial investment decision was based on the strength of the AMO's existing assets, specifically the surgical assets. Favorable demographics support solid secular growth rates, which we believe will be augmented by less emphasis on reimbursement-based demand and more emphasis on consumer-driven demand. The industry structure is conducive to sustainable, attractive margins and is one where innovation will expand the market and move market share.

We have always believed in AMO's business. It's the lack of discipline on the part of management and the board that has been our greatest concern. Randy has made the argument that AMO would not be where it is today, that is, bidding on B&L, if not for the acquisition program to date. As we describe above, there has been no per share earnings or stock price progress over the last three years. Randy's comments further our point that management and the board appear misguided in thinking absolute growth, at any cost, will also grow shareholder value. We have seen all too often acquisition-oriented management teams go "a bridge too far". AMO's attempt to acquire B&L raises operational, financial and regulatory risk that will distract management from what should be top priorities in the near term including fixing the existing lens solution challenges, driving market adoption of multifocal IOLs and realizing the promised synergies of the IntraLase acquisition.

With all AMO has on its plate, the timing of this proposed deal could not be

--------------------------                          -------------------------
CUSIP NO. 00763M108                                             Page 22 of 22
-----------------------------------------------------------------------------
worse. The process is rushed, and the contemplated financing, with all its uncertainty to current equity holders, poses unacceptable risk. We feel the impulse to do the B&L deal right now is indicative of a management and board fixated on doing a deal at any cost. The B&L proxy statement filed today indicates that in October 2006 you initially expressed an interest in possibly acquiring B&L for "in excess of $60 per share". Faced with potentially losing the deal to Warburg Pincus ("Warburg"), you eventually increased this to $75. In addition, your June 20th proposal to acquire B&L included the concept of a 5% equity collar. The B&L board had issues with the "lack of price protection with respect to the stock component" so you ceded collar protection in your June 29th proposal, thus trading significant risk of dilution to current shareholders in order to stay in the hunt.

To the extent that an AMO and B&L combination makes sense, this property is not going into Warburg's hands forever. To the contrary, Warburg is a seller at some point; that is how they get paid. Management should take the lower risk path of fixing the solutions business and integrating prior acquisitions while letting Warburg handle the heavy lifting of the B&L turnaround. We want you to prove to your shareholders that you deserve to do a deal this big, by first executing on the current challenges and opportunities. By doing so, you will reduce AMO's cost of equity. While the B&L asset will be more expensive next time around, the risk-reward will be more attractive.


Sincerely,

Jeffrey W. Ubben                                G. Mason Morfit
Managing Partner                                Partner
ValueAct Capital                                ValueAct Capital

cc:

Advanced Medical Optics' Board of Directors
Christopher G. Chavez
William J. Link, PH.D.
Michael A. Mussallem
Robert J. Palmisano
James O. Rollans
Deborah J. Neff
Elizabeth H. Davila

Bausch & Lomb's Board of Directors
Alan M. Bennett
Catherine M. Burzik
Domenico De Sole
Paul A. Friedman, M.D.
Jonathan S. Linen
Ruth R. McMullin
Linda Johnson Rice
William H. Waltrip
Barry W. Wilson
Kenneth L. Wolfe
Ronald L. Zarrella

1 Includes in-process R&D and business repositioning costs; figures from 2006 form 10-K.
2 Defined as gross profit less SG&A less R&D; figures from 2006 form 10-K.
??

??

??

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